SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes ☐          No ☒

          On June 3, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD. RECEIVES FAVORABLE
JUDGEMENT IN LITIGATION AGAINST PANOPTES, LTD.

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EVS Awarded Damages and Legal Fees Totaling NIS 470,000

Yoqneam, Israel, June 3, 2004 - Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today that the Haifa District Court in Israel has issued a judgment in its favor in the Company’s claim against Panoptes, Ltd. and its founder and CEO, Mr. Hillel Avni, originally filed November 3, 2002.

The Court has awarded EVS a total of NIS 470,000 ($105,000U.S.), representing damages sought and legal expenses.

EVS’ claim was based on the belief that Mr. Avni, founder and former Chief Technology Officer of EVS, recruited key EVS employees and introduced products for the textile and web markets that were based on proprietary knowledge obtained during his employment at EVS and in violation of the Company’s copyrights.

Mr. Zami Aberman, Chief Executive Officer of EVS, said:  “We are pleased that the court has ruled in our favor on this matter. We believed that Mr. Avni established Pantopes and introduced its products based largely on trade secrets which he gained as an employee of EVS, and the court’s decision has validated this belief. Additionally, this ruling sets an important precedent, as it reaffirms the strength of the intellectual property that is the basis for our products and technology.  We are constantly working to develop new technologies that will bring added value to our customers, such as the recently introduced LOOM-TEX integrated visual inspection system, and are committed to preventing further illegal use of our copyrights and know-how by former employees attempting to enter the markets in which we operate. We are confident that our customers will recognize the benefits of our proprietary technology.”

About the Company:

Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial, web and microelectronics industries. Company product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By:	/s/ Yaky Yanay

Yaky Yanay Chief Financial Officer

Dated: June 6, 2004